UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                          Form U-3A-2             File No. 61-193


     Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company
Act of 1935.

                   C. T. WILLIAMS & CO., INC.
                              and
         SOUTHWESTERN VIRGINIA ENERGY INDUSTRIES, LTD.

hereby   files  with  the  Securities  and  Exchange  Commission,
pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company
Act of 1935, and submits the following information:

      1. Name, State of organization, location and nature of business of Claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

     C. T. WILLIAMS & CO., INC.

     A corporation organized under the laws of the Commonwealth of Virginia, effective July 5, 1967. The corporation is a Public Utility Holding Company under Section 3-a-1. All of its business is carried on in the Commonwealth of Virginia. (The company changed its name from Williams Associates, Inc. to C.T. Williams & Co., Inc. on July 31, 1997.)

     SOUTHWESTERN VIRGINIA ENERGY INDUSTRIES, LTD.

     A 81.37% owned subsidiary corporation of C. T. Williams
     &   Co.,   Inc.,  organized  under  the  laws  of   the
     Commonwealth of Virginia. The corporation changed its name on June 30, 1977 from Southwestern Virginia Gas Service corporation to Southwestern Virginia Energy Industries, Ltd. The corporation is a Public Utility
     Holding  Company  under  Section  3-a-1.   All  of  its
     business is carried on in the Commonwealth of Virginia.
                                                  Page 2 of 7

     SOUTHWESTERN VIRGINIA GAS SERVICE CORPORATION

     A wholly owned subsidiary corporation of Southwestern Virginia Energy Industries, Ltd., organized June 30,
     1977 as Phoenix Energy, Inc. under the laws of the Commonwealth of Virginia. The corporation changed its name from Phoenix Energy, Inc. to Southwestern Virginia Gas Service Corporation June 30, 1977. It is engaged primarily in the sale of propane (bottled gas). All of its business is carried on in the Commonwealth of Virginia.

     MIDWAY BOTTLED GAS COMPANY, INC.

     A wholly owned subsidiary corporation of Southwestern Virginia Energy Industries, Ltd., organized under the laws of the Commonwealth of Virginia. It is engaged primarily in the sale of propane (bottled gas). The majority of its businss is carried on in the Commonwealth of Virginia, with a small amount of sales in North Carolina.

     SOUTHWESTERN VIRGINIA GAS COMPANY

     A wholly owned subsidiary corporation of Southwestern Virginia Energy Industries, Ltd., organized under the laws of the Commonwealth of Virginia. It is a Public Utility company subject to the jurisdiction of the State Corporation Commission of Virginia, doing business exclusively in Virginia.

     BATT'S NECK PROPERTIES, INC.

     A wholly owned subsidiary corporation of Southwestern Virginia Energy Industries, Ltd., organized under the laws of the Commonwealth of Virginia. The corporation is engaged in apartment rentals. All of the business is carried on in the Commonwealth of Virginia.

      2. A brief description of the properties of the Claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside of the State in which the Claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such state:
                                                  Page 3 of 7


     C. T.WILLIAMS & CO., INC.

     C. T. Williams & Co., Inc. is a Public Utility Holding Company, which was organized under the laws of the
     Commonwealth of Virginia, Its business is to own 40,404 shares (81.37%) of the common stock of Southwestern Virginia Energy Industries, Ltd., and various other investments.


     SOUTHWESTERN VIRGINIA ENERGY INDUSTRIES, LTD.

     Southwestern Virginia Energy Industries, Ltd., is a public utility holding company. Its business is to own 161,045 shares (100%) of Southwestern Virginia Gas Company common stock, a public utility company; 5,000 shares of Southwestern Virginia Gas Company Preferred stock; 200 shares (100%) of Southwestern Virginia Gas Service Corporation common stock; 500 shares (100%) of Midway Bottled Gas Inc. common stock; 2,550 shares
     (100%)  of  Batt's Neck Properties, Inc. common  stock;
     and other investments.


     SOUTHWESTERN VIRGINIA GAS COMPANY  (A Public Utility Co.)

     This company is engaged in the purchase, transmission, distribution and sale of natural gas to the public in the City of Martinsville, Henry County, and a small portion of Pittsylvania County, Virginia. The Company purchases its natural gas requirements from Williams Co. and Amoco at various points on Transcontinental Gas Pipeline Corporation's (Transco) system. The gas is transmitted from the point of purchase to the Company's
     tie   in   with  Transco  and  then  to  the  city   of
     Martinsville and Henry County through a 4" pipeline and an 8" pipeline owned and operated by the Company. The Company then distributes the gas to end users through mains and services owned and operated by the Company in
     the   City  of  Martinsville,  Counties  of  Henry  and
     Pittsylvania, Virginia.
                                                  Page 4 of 7


      3. The following information for the last calendar year with respect to the Claimant and each of its subsidiary public utility companies:

          (a) Number of Kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail:

                      No   electric  energy  was  sold   and
          1,098,323 Mcf of natural gas was sold in Virginia with associated revenues of $6,049,022, and 774,837 Mcf of natural gas was transported to Virginia with associated revenues of $337,370 by the subsidiary public utility, Southwestern Virginia Gas Company.

                (b)   Number of Kwh. of electric energy  and
          Mcf of natural or manufactured gas distributed at retail outside the State in which each such company is organized:

               NONE

                (c)   Number of Kwh. of electric energy  and
          Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line:

               NONE

                (d)   Number of Kwh. of electric energy  and
          Mcf. of natural or manufactured gas purchased outside of State in which each such company is organized, or at the State line.

               1,115,191 Mcf. purchased in  Texas,
               Louisiana,  and  Mississippi   with
               associated cost of $3,586,720

      4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

          (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

               NONE
                                                  Page 5 of 7


                (b)   Name of each system company that holds
          an   interest  in  such  EWG  or  foreign  utility
          company; and description of interest held.

                    NONE

                (c)   Type  and amount of capital  invested,
          directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                    NONE

                (d)  Capitalization and earnings of the  EWG
          or foreign utility company during the reporting period.

                    NONE

                 (e)    Identify  any  service,   sales   or
          construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreements(s).

                    NONE


                           EXHIBIT A

      A consolidating statement of income and surplus of the Claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of Claimant and its subsidiary companies as of the close of such calendar year.

                       SCHEDULES 1 AND 2

                        Attached Hereto
                                                  Page 6 of 7


      The  above-named claimant has caused this statement  to  be
duly executed on its behalf by its authorized officer on this   8
day of  February                      , 2000.

                              C. T. WILLIAMS & CO., INC.




                                    s/C. T. Williams,III
                                By__________________________________
                                  C. T. Williams, III
                                   President

(CORPORATE SEAL)

ATTEST:


s/David McI. Williams
__________________________




                              SOUTHWESTERN VIRGINIA ENERGY IND.,LTD.



                                    s/Ralph J. Pruitt
                              By____________________________
                                  Ralph J. Pruitt
                                  Vice President-Finance & Treas.

(CORPORATE SEAL)

ATTEST:


s/David McI. Williams
_________________________
                                                  Page 7 of 7


      Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                    Ralph J. Pruitt
                    Vice President of Finance & Treasurer
                    Southwestern Virginia Energy Ind., Ltd.
                    208 Lester Street
                    Martinsville, Virginia 24112


                    C. T. Williams, III
                    President
                    C. T. WILLIAMS & CO., INC.
                    9690 Deereco Road
                    Suite 130
                    Timonium, Maryland  21093


                            EXHIBIT B

    Item No.      Caption Heading               Amount

       1          Total Assets               =$11,199,055
       2          Total Operating Revenues   =  9,810,810
       3          Net Income                 =    417,983


                           EXHIBIT C

                There  are  no  EWG or foreign  utility
          companies in the holding company system.


WILLIAMS ASSOCIATES,
INC, & SUBSIDIARIES                                                                  Exhibit A
CONSOLIDATING                                                                   Schedule 2 Page 1 of 2
BALANCE SHEET
12/31/1999                   SWEST      MIDWAY      SWEST    C. T. WMS   BATT'S      SWEST
                           VA. ENERGY  BOTTLED     VA. GAS     & CO       NECK     VIRGINIA
                           IND., LTD.  GAS CO.     SERVICE     INC.       PROP      GAS CO      ELIMIN       TOTAL
          ASSETS
Current Assets
  Cash                        240,543    110,146     123,047   210,009     72,004     312,399                1,068,148
  Accounts Receivable                    105,074     131,875                1,565   1,004,279                1,242,793
  Accts Rec - Other            68,031        247       2,203                                                    70,481
  AcCts Rec - Affiliates                   2,440                                            0                    2,440
  Inventories                             74,262      47,071                          366,935                  488,267
  Treasury Bills              249,265                                                                          249,265
  Funds                                                                                                              0
  Misc Cur/Accd Assets                                                                  6,604                    6,604
  Prepayments                             13,318      11,778                1,793      28,865                   55,754

    Total Current Assets      557,839    305,485     315,974   210,009     75,362   1,719,083           0    3,183,753

Investments at Cost
  Various Investments         192,192                          577,839                                         770,032
  Swest Va Energy                                               11,987                           (11,987)          (0)
  Swest Va Gas Common         477,380                                                           (477,380)            0
  Swest Va Gas Prefer          39,120                                                            (39,120)            0
  Midway Bottled Gas          379,187                                                           (379,187)            0
  Swest Va Gas Service        159,607                                                           (159,607)            0
  C. T. Williams Co.                                                                                                 0
  Batt's Neck Prop            255,000                                                           (255,000)            0

    Total Investments       1,502,486          0           0   589,826          0           0 (1,322,281)      770,032



Property, Plant and           283,307    937,502     858,824     5,931  1,331,590   9,078,610               12,495,763
 Equipment
  Less: Accum Deprec          (14,776)  (659,619)   (428,274)   (5,931)  (287,444) (3,943,763)              (5,339,807)

Net Prop, Plant & Equip       268,531    277,884     430,550         0  1,044,146   5,134,846           0    7,155,957

Other Assets
  Notes Rec - Affiliat         69,647                                           0                (69,647)            0
  Goodwill                                74,009      34,067                                    (523,161)    (415,086)
  Other                             0     26,250         732   439,967                 37,451                  504,400

    Total Other Assets         69,647    100,259      34,798   439,967          0      37,451   (592,808)       89,314


Total Assets                2,398,503    683,628     781,323 1,239,802  1,119,508   6,891,380 (1,915,089)   11,199,055

WILLIAMS ASSOCIATES,                                                                            Exhibit A
INC, & SUBSIDIARIES                                                                    Schedule 2 Page 2 of 2
CONSOLIDATING
BALANCE SHEET                  SWEST     MIDWAY   SWEST    C. T. WMS     BATT'S    SWEST
12/31/1999                  VA. ENERGY   BOTTLED VA. GAS      & CO        NECK   VIRGINIA
                            IND., LTD.   GAS CO. SERVICE      INC.        PROP    GAS CO      ELIMIN       TOTAL
  LIABILITIES AND
        STOCKHOLDERS EQUITY

Current Liabilities
  Accts Payable                           29,477   21,146            2     1,106   697,777                  749,508
  Accts Payable - Other          37,500                 0                  5,608                             43,108
  Accts Pay - Affiliat                     2,641    3,959                                                     6,600
  Notes Payable                                                                                                   0
  Notes Pay - Afiliat                                                                                             0
  Current Portion-LT Debt                      0   42,250                 19,330   102,912     (12,044)     152,448
  Taxes Payable                                0        0     (23,398)       625   (35,659)                 (58,432)
  Dividends Payable                                                                    750                      750
  Other Accrd Exp & Pay          26,541   28,585   76,419                 16,711   322,135                  470,392
Total Current Liabil             64,041   60,703  143,773     (23,396)    43,381 1,087,915     (12,044)   1,364,372

Long Term Debt                        0        0  160,147                840,278 2,118,342     (69,647)   3,049,121
  Less Current Portion                0        0  (42,250)               (19,330) (102,912)     12,044     (152,447)

    Net Long Term Debt                0        0  117,898            0   820,948 2,015,430     (57,603)   2,896,674

          Other Liabilities                7,551   24,363                                                    31,914

Deferred Credits
  Other Deferred Credits            162   31,967   39,574       93,350              162,805    (93,350)     234,507
  Defer Invest Tax Credit                      0                                     58,903                  58,903
  Defer Credits-Billed Gas                                                          344,995                 344,995
    Total Deferred Credits          162   31,967   39,574       93,350         0    566,702    (93,350)     638,404

Stockholders' Equity
  Preferred Stock                                                                   50,000     (50,000)           0
  Common Stock                   49,654    5,000    2,000       31,950   255,000   402,613    (705,017)      41,200
  Treasury Stock                                                                                                  0
  Paid in Capital               182,572  158,532  157,607                           28,403    (507,059)      20,055
  Retained Earnings           2,102,075  419,876  296,108    1,137,898       179 2,740,318    (490,017)   6,206,436

Total Stckhlds' Equity        2,334,301  583,408  455,715    1,169,848   255,179 3,221,333  (1,752,092)   6,267,691

Total Liabil
          & Stkhlds' Equity   2,398,503  683,628  781,323    1,239,802 1,119,508 6,891,380  (1,915,089)  11,199,055

WILLIAMS ASSOC, INC.
& SUBSIDIARIES                                                                                  Exhibit A
CONSOLIDATING STATEMENT                                                                       Schedule 1
OF INCOME & RE
YEAR ENDING  12/31/1999
                            SWEST      MIDWAY     SWEST    C. T. WMS   BATT'S      SWEST
                         VA. ENERGY    BOTTLED   VA. GAS      & CO      NECK     VIRGINIA
                         IND., LTD.    GAS CO.   SERVICE      INC.      PROP      GAS CO       ELIMIN     TOTAL

Sales                                 1,652,399  1,587,074             153,103    6,418,234               9,810,810


Costs and Exp
  Cost of Sales                         835,446    794,314                   0    3,808,510               5,438,269
  Operating & Gen Exp        347,171    560,009    547,323    101,899  109,640    1,680,959               3,347,001
  Depreciation                 3,583     85,465    103,624              48,347      313,293                 554,312


    Total Costs & Exp        350,754  1,480,920  1,445,261    101,899  157,987    5,802,762           0   9,339,582


Other Income
  Dividends                  453,354                          179,385                         (601,714)     31,026
  Gain or Loss on Assets                                      (51,636)                                     (51,636)
  Other Income               100,858     13,855    189,632     44,271                23,041     (1,066)    370,591

Total Other Income           554,213     13,855    189,632    172,020        0       23,041   (602,780)    349,981


Other Expenses                           24,087      8,798                          169,401     (1,066)    201,219


Inc Before Inc Taxes         203,459    161,247    322,648     70,121  (4,884)      469,113   (601,714)    619,989

Income Taxes                (89,511)     60,967    122,226   (44,328)  (1,854)      154,506                 202,006


Net Income                   292,970    100,279    200,422    114,449  (3,030)      314,607   (601,714)    417,983

Retained Earn, Beg         2,002,755    394,597    255,686  1,167,804    3,209    2,634,849   (490,017)  5,968,883


    Subtotal               2,295,725    494,876    456,108  1,282,253      179    2,949,455 (1,091,731)  6,386,866

Dividends Paid             (193,651)   (75,000)  (160,000)  (144,355)             (209,138)     601,714  (180,430)


Retained Earn, End         2,102,075    419,876    296,108  1,137,898      179    2,740,318   (490,017)  6,206,436


